Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

United States

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road,

Central, Hong Kong

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

United States

VIA EDGAR

March 23, 2021

Mr. Donald Field

Ms. Lilyanna Peyser

Mr. Tony Watson

Mr. Rufus Decker

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Zhihu Inc. (CIK No. 0001835724)

Registration Statement on Form F-1, as amended (File No. 333-253910)

Ladies and Gentlemen:

We hereby join Zhihu Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on March 25, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 5,072 copies of the Company’s preliminary prospectus dated March 19, 2021 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours, As representative of the several underwriters Credit Suisse Securities (USA) LLC

By:	/s/ Marc Bernstein

Name:	Marc Bernstein

Title:	Managing Director

[Signature Page to Acceleration Request Letter]

Very truly yours, As representative of the several underwriters Goldman Sachs (Asia) L.L.C. (Incorporated in Delaware, U.S.A. with limited liability)

By:	/s/ Dawei Huang

Name:	Dawei Huang

Title:	Managing Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

J.P. Morgan Securities LLC

By:	/s/ Lucy Wang

Name: Lucy Wang
Title: Managing Director

[Signature Page to Acceleration Request Letter]